UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 13, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0479856
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave. NW, Third Floor, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Domain Studio Apartments, LLC

On April 13, 2017, we directly acquired ownership of a “majority-owned subsidiary,” Domain Studio Apartments, LLC (“RSE Domain Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $2,500,000, which is the initial stated value of our equity interest in the RSE Domain Controlled Subsidiary (the “RSE Domain Investment”). The RSE Domain Controlled Subsidiary used the proceeds to purchase a single stabilized multifamily property totaling 239 units located at 710 South Hardy Drive in Tempe, AZ 85281 (the “RSE Domain Property”). The RSE Domain Controlled Subsidiary is anticipating redeeming the RSE Domain Investment via sale or refinancing by August 31, 2024. The RSE Investment was funded with proceeds from our Offering.

The RSE Domain Controlled Subsidiary is managed by the principal, JD Golden, of Domain Communities (“Domain”), a private value-add multifamily real estate investment company based in Houston, TX. Since 1998, Domain has owned and managed 11 properties totaling 3,896 units and in excess of $250 million. Other than with regard to the RSE Domain Controlled Subsidiary, neither our Manager nor we are affiliated with Domain.

Pursuant to the agreements governing the RSE Domain Controlled Subsidiary Investment (the “RSE Domain Operative Agreements”), our consent is required for all major decisions regarding the RSE Domain Property. In addition, pursuant to the RSE Domain Operative Agreements, we are entitled to receive a per annum economic return on our RSE Domain Investment, comprised of a minimum economic return of 10.5% for Year 1, 11% for Year 2, 12% for Years 3-4, and 13% for Years 5+ on our RSE Domain Controlled Subsidiary Investment, paid current on a quarterly basis until the RSE Domain Controlled Subsidiary Investment is redeemed. In addition, Fundrise Lending, LLC (“Fundrise Lending”), an affiliate of our sponsor, earned an origination fee of approximately 2.0% of the RSE Domain Investment, as well as other due diligence fees and third party reimbursements, paid directly by the RSE Domain Controlled Subsidiary.

The RSE Domain Controlled Subsidiary is required to redeem our RSE Domain Investment by August 31, 2024 (the “RSE Domain Redemption Date”). In the event that the RSE Domain Controlled Subsidiary Investment is not redeemed by the RSE Domain Redemption Date, pursuant to the RSE Domain Operative Agreements, we have the right, in our discretion, to force the sale of the RSE Domain Property outright. The RSE Domain Controlled Subsidiary may redeem our RSE Domain Controlled Subsidiary Investment in whole or in part without penalty during the term of the RSE Domain Investment.

Concurrent with the closing of the RSE Domain Investment, the RSE Domain Controlled Subsidiary closed on the acquisition of the RSE Domain Property on April 13, 2017, for a purchase price of $19,205,000. The RSE Domain Controlled subsidiary assumed a $14,492,000 senior secured loan from Berkadia-Freddie Mac (the “RSE Domain Senior Loan”). The loan features a 10-year term, with a maturity date of September 1, 2026, and 5-years interest-only at a 3.79% fixed rate. The loan also features non-recourse carve-outs to the guarantor. Aggregate with the RSE Domain Senior Loan, the RSE Domain Investment features an LTV of 88.48%, based on the purchase price of approximately $19.2 million, with approximately $2.2 million of equity junior to the RSE Domain Investment at closing. The combined LTV ratio is the amount of the RSE Domain Senior Loan plus the amount of the RSE Domain Investment, divided by the purchase price of the RSE Domain Property. LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated value based on the valuation of the property. We generally use LTV for properties that are generating cash flow. RSE also established financial covenants requiring that the guarantor entity maintain high net worth and liquidity along with a guaranty on the key principal.

As of the date of closing, the RSE Domain Property consisted of 12 one & two-story residential buildings of wood frame construction with stucco siding and flat built up roofs. Project amenities include a business center, laundry facility, fitness center, pool, barbeque area, covered parking, outdoor lounge, outdoor sport court, and fitness track. The units are divided between studio and one-bedroom units with an overall average unit size of 412 square feet. The rent roll dated 4/12/2017 reflects occupancy of 96.23%.

The RSE Domain Property has two entrances, including one on University Drive, which is the major east/west street running through Tempe leading to the main entrance of Arizona State University (ASU) campus. University Drive has a bike lane running from the Property to the campus. Downtown Tempe and ASU’s Tempe Campus are a walkable and bikeable distance, approximately 1 mile from the Property. ASU has an enrollment of approximately 82,000 students, making it one of the largest universities in the U.S. ASU is also the largest employer in Tempe, with more than 11,000 faculty and staff. In addition, Tempe is a center for technology and has among the highest concentrations of high-tech firms in Arizona. Major technology-based employers in Tempe include Google, Microsoft, Intel, Amazon, eBay, Go Daddy, Orbital, Avnet, PayPal, and Shutterfly.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated September 30, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: April 19, 2017